Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-258765, 333-264630, 333-273181 and 333-273180-01 on Form F-3 of our report dated September 26, 2023, relating to the financial statements of Brookfield Business Partners L.P. (the “Partnership”), and our report dated March 6, 2023 relating to the effectiveness of the Partnership’s internal control over financial reporting, appearing in this Current Report on Form 6-K filed on September 26, 2023.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
September 26, 2023